SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549


                    Schedule 14D-9
      Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
              (Amendment No. ___________)


                 Rainforest Cafe, Inc.
-----------------------------------------------------
               (Name of Subject Company)


          State of Wisconsin Investment Board
-----------------------------------------------------
          (Names of Persons Filing Statement)


              Common Stock, No Par Value
-----------------------------------------------------
            (Title of Class of Securities)


                       75086K104
-----------------------------------------------------
         (CUSIP Number of Class of Securities)

                  Cynthia L. Richson
          State of Wisconsin Investment Board
                121 East Wilson Street
               Madison, Wisconsin  53703
                    (608) 267-0882
-----------------------------------------------------
    (Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

                    With copies to:
                   Scott A. Moehrke
                 Godfrey & Kahn, S.C.
                780 North Water Street
              Milwaukee, Wisconsin  53202
                    (414) 273-3500



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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            STATE OF WISCONSIN INVESTMENT BOARD

For Immediate Release             Telephone:  608-266-2381

9/26/00

Contact:  John Nelson 608-266-7232

        SWIB to Oppose Rainforest Merger Offer
--------------------------------------------------------


The State of Wisconsin Investment Board (SWIB) has

announced that it will oppose the proposed merger of

Rainforest Cafe with Landry's Seafood Restaurants.  "We

own over 13% of the stock in Rainforest Cafe's stock

and think that the price being offered is an outrage to

shareholders," said John Nelson, Small Company Stock

Portfolio Investment Director of SWIB.  "Shareholders

defeated a proposal by Landry's to buyout Rainforest at

$5.23 per share in April of this year due to it being

an inadequate offer.  It seems unreasonable for

Landry's to come back five months later with a

substantially lower offer to acquire Rainforest, and

then expect shareholders to go along with it because

its a premium off a lower stock price in the market.

SWIB had estimated in early 2000 that a `fair'

valuation of the stock was $9 per share or better.

SWIB is in the process of considering its options to

determine the best course of action to take against

this insulting transaction, including a shareholder

solicitation, exercise of dissenters valuation rights,

and/or legal action."



                         -30-



Rainforest Cafe shareholders are advised to read the

tender offer statement regarding the acquisition of

Rainforest Cafe which will be filed by Landry's with

the U.S. Securities and Exchange Commission and the

related solicitation recommendation statement which

will be filed by Rainforest Cafe with the Commission.

The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation

statement will contain important information which

should be read carefully before any decision is made

with respect to the offer.  These documents will be

available at no charge at the SEC's website at

www.sec.gov and may also be obtained from Landry's by

directing such request to:  Landry's Seafood

Restaurants, Inc., 1400 Post Oak Blvd., Suite 1010,

Houston, Texas 77056, Attention:  Investor Relations,

telephone 713/850-1010,

e-mail:  Pwest@ldry.com.